UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

Hemobiotech, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42368P102
(CUSIP Number)

5-5-2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
X             Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 42368P102

1	Name of Reporting Person
Renaissance US Growth Investment Trust

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b)
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
0

6	Shared Voting Power
1,853,857 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,853,857 (2)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,996,714 (1) (2)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]
(See Instructions) includes 142,857 warrants @ $0.84

11	Percent of Class Represented by Amount in Row (9) 9.8% (1) (2)

12	Type of Reporting Person (See Instructions)
IV

(1)
 Renaissance US Growth Investment Trust PLC (“RUSGIT”) is the record owner and beneficial owner of 1,853,857 shares of the common stock and 142,857 Warrants to purchase common stock of Hemobiotech, Inc.    RUSGIT shares voting power over their respective shares with RENN Capital Group, Inc. (“RENN”) pursuant to an investment advisory agreement.  Russell Cleveland is the President of RENN and a director of RUSGIT.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims such beneficial ownership.

(2)
 Renaissance US Growth Investment Trust PLC (“RUSGIT”) is the record owner and beneficial owner of 1,853,857 shares of the common stock and 142,857 Warrants to purchase common stock of Hemobiotech, Inc.    RUSGIT shares dispositive power over their respective shares with RENN Capital Group, Inc. (“RENN”) pursuant to an investment advisory agreement.  Russell Cleveland is the President of RENN and a director of RUSGIT.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims such beneficial ownership.

SCHEDULE 13G
CUSIP No. 42368P102

1	Name of Reporting Person
Global Special Opportunities Trust PLC

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b)
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
0

6	Shared Voting Power
1,245,999 (3)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,245,999 (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,245,999 (3) (4)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

(3)
Global Special Opportunities Trust PLC (GSOT") is the record owner and beneficial owner of 1,245,999 shares of the common stock of Hemobiotech, Inc.
GSOT shares voting power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement.
Russell Cleveland is the President of RENN.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock.
Mr. Cleveland disclaims such beneficial ownership.

(4)
Global Special Opportunities Trust PLC (GSOT") is the record owner and beneficial owner of 1,245,999 shares of the common stock of Hemobiotech, Inc.
GSOT shares voting power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement.
Russell Cleveland is the President of RENN.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock.
Mr. Cleveland disclaims such beneficial ownership.

SCHEDULE 13G
CUSIP No. 42368P102

1	Name of Reporting Person
RENN Global Entrepreneurs Fund Inc

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b)
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
0

6	Shared Voting Power

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,471,428 (6)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,471,428 (5) (6)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11	Percent of Class Represented by Amount in Row (9)
7.2% (5) (6)

12	Type of Reporting Person (See Instructions)
IV

(5)
RENN Global Entrepreneurs Fund, Inc. (“RENN Global”) is the record owner and beneficial owner of 1,335,714 shares of the common stock and 135,714 Warrants to purchase common stock of Hemobiotech, Inc.    RENN Global shares voting power over their respective shares with RENN Capital Group, Inc. (“RENN”) pursuant to an investment advisory agreement.  Russell Cleveland is the President of RENN and President of RENN Global.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims such beneficial ownership.

(6)
RENN Global Entrepreneurs Fund, Inc. (“RENN Global”) is the record owner and beneficial owner of 1,335,714 shares of the common stock and 135,714 Warrants to purchase common stock of Hemobiotech, Inc.    RENN Global shares dispositive power over their respective shares with RENN Capital Group, Inc. (“RENN”) pursuant to an investment advisory agreement.

SCHEDULE 13G
CUSIP No. 42368P102

1	Name of Reporting Person
RENN Capital Group Inc

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b)
3	SEC Use Only

4	Citizenship or Place of Organization
United States

5	Sole Voting Power
0

6	Shared Voting Power 4,435,570 (7)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
4,435,570 (7)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
4,714,141 (7)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11		Percent of Class Represented by Amount in Row (9)
23.1%

12		Type of Reporting Person (See Instructions)
IV

(7)
Russell Cleveland is President of RENN Capital Group, Inc., Investment Advisor to RENN Global Entrepreneurs Fund, Inc., Global Special Opportunities Trust Plc and Renaissance US Growth Investment Trust Plc and therefore may be considered to be beneficial owner of such shares.  Russell Cleveland disclaims such beneficial ownership.

SCHEDULE 13G
CUSIP No. 42368P102

1	Name of Reporting Person
Russell Cleveland

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b)
3	SEC Use Only

4	Citizenship or Place of Organization
United States

5	Sole Voting Power
0

6	Shared Voting Power 4,435,570 (7)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
4,435,570 (7)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
4,714,141 (7)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11		Percent of Class Represented by Amount in Row (9)
23.1%

12		Type of Reporting Person (See Instructions)
IV

(7)
Russell Cleveland is President of RENN Capital Group, Inc., Investment Advisor to RENN Global Entrepreneurs Fund, Inc., Global Special Opportunities Trust Plc and Renaissance US Growth Investment Trust Plc and therefore may be considered to be beneficial owner of such shares.  Russell Cleveland disclaims such beneficial ownership.

Item 1.
	(a)	Name of Issuer
Hemobiotech, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
14221 Dallas Parkway, Suite 1500, Dallas, TX 75254

Item 2.
	(a)	Name of Person Filing:
Renaissance US Growth Investment Trust PLC Global Special Opportunities Trust PLC RENN Global Entrepreneurs Fund Inc. RENN Capital Group Inc. Russell Cleveland

	(b)	Address of Principal Business Office or, if none, Residence
RENN Capital Group, Inc. 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

	(c)	Citizenship
United Kingdom, United Kingdom, United States, Texas, United States

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number 42368P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
RUSGIT – 1,996,714 GSOT – 1,245,999 RENN Global – 1,471,428 RENN Capital Group – 4,714,141 (7) Russell Cleveland – 4,714,141 (7)

	(b)	Percent of class:
RUSGIT – 9.8% GSOT – 6.1% RENN Global – 7.2% RENN Capital Group – 23.1% Russell Cleveland – 23.1%

	(c)	Number of shares to which the person has:

		(i)	Sole power to vote or to direct the vote:
0

		(ii)	Shared power to vote or to direct the vote:
RUSGIT – 1,853,857 GSOT – 1,245,999 RENN Global – 1,335,714 RENN Capital Group – 4,435,570 (7) Russell Cleveland – 4,435,570 (7)

		(iii)	Sole power to dispose or to direct the disposition of:
0

		(iv)	Shared power to dispose or to direct the disposition of:
RUSGIT – 1,853,857 GSOT – 1,245,999 RENN Global – 1,335,714 RENN Capital Group – 4,435,570 (7) Russell Cleveland – 4,435,570 (7)
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Renaissance US Growth Investment Trust PLC.

Date: March 18, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	Director

Global Special Opportunities Trust PLC.

Date: March 18, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	US Portfolio Manager

RENN Global Entrepreneurs Fund, Inc.

Date: March 18, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, CEO, Director

RENN Capital Group Inc.

Date: March 18, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President & CEO

Russell Cleveland

Date: March 18, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland